1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

June 24, 2024

Via EDGAR

Christopher R. Bellacicco, Esq.

Kenneth Ellington, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, DC 20549

Re:	SL Investment Corp.

Preliminary Proxy Statement on Schedule 14A

File No. 814-01366

Dear Messrs. Bellacicco and Ellington:

On behalf of SL Investment Corp. (the “Company” or “SLIC”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on June 10, 2024, June 18, 2024, and June 21, 2024 with respect to the Company’s Preliminary Statement on Schedule 14A (File No. 814-01366), filed with the SEC on May 29, 2024 (the “Preliminary Schedule 14A”). On June 21, 2024, the Company filed its Definitive Statement on Schedule 14A (File No. 814-01366) in connection with the Mergers (the “Definitive Schedule 14A”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Definitive Schedule 14A.

Accounting Comments

1.	Please include financial statements that meet the requirements of Regulation S-X for the acquiring company and the acquired company. See Item 14 of Rule 14A-101 of the Securities Exchange Act of 1934, as amended. Please also include a consent of the Company’s independent registered public accounting firm.

Response:

The Company respectfully submits that financial statements meeting the requirements of Regulation S-X are not required under Schedule 14A with respect to this transaction and supplementally submits, as discussed below, that it does not believe that providing such financial statements would be useful or material for the Company’s stockholders’ voting decision and could potentially create confusion for such stockholders.

June 24, 2024 Page 2

As disclosed in the Definitive Schedule 14A, SLIC and PIF are proposing an acquisition of SLIC by PIF pursuant to a merger and related transactions. Pursuant to the Merger Agreement, Cobalt Merger Sub Inc., a wholly owned subsidiary of PIF (“Merger Sub”), would merge with and into SLIC with SLIC continuing as the surviving company (the “First Merger”). A merger such as the First Merger, involving an acquiring company, a wholly-owned subsidiary of the acquirer, and a target company where the target company survives the initial merger as a wholly-owned subsidiary of the acquiring company is known as a “reverse triangular merger.” Merger Sub was formed for the specific purpose of engaging in the First Merger and exists as a wholly-owned subsidiary of PIF with no assets and no liabilities. Immediately following the First Merger, SLIC, as the surviving company, would merge with and into PIF (the “Second Merger”) with PIF continuing as the surviving company (the First Merger and the Second Merger referred to collectively herein as the “Mergers”).

In the reverse triangular merger that is the First Merger, SLIC is the target company. Similarly, SLIC is the target company in the Second Merger whereby it will merge with and into PIF with PIF as the surviving company.

Paragraph (b)(11) of Item 14 of Schedule 14A requires disclosure of financial information required by Article 11 of Regulation S-X “if material.” However, Instruction 2(b)(i) of Item 14 provides that the financial information of (b)(11) does not need to be provided if only the security holders of the target company are voting. Because only the Company’s stockholders are voting on the First Merger, the Company is not required to provide the financial information described in Item 14(b)(11) of Schedule 14A.

Further, following the First Merger, SLIC will exist as a wholly-owned subsidiary of PIF for the moment in time prior to the completion of the Second Merger. PIF, as the sole stockholder of SLIC following the First Merger, will approve the Second Merger. As such, the sole stockholder will be the only party approving the Second Merger, and financial information described in Item 14(b)(11) of Schedule 14A is not required to be provided for the Second Merger.

June 24, 2024 Page 3

The Company respectfully submits that paragraph (d) of Item 14 of Schedule 14A provides that “[i]f the acquiring company or the acquired company is … a business development company as defined by Section 2(a)(48) of the Investment Company Act of 1940, provide the [information in paragraph (d) of Item 14] for that company instead of the information specified by paragraph (c) of this Item.” Because the Company (as the acquired company or the target company in both the First and Second Merger) is a business development company (“BDC”) as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended (the “1940 Act”), Schedule 14A requires the Company to provide the information specified in Item 14(d) instead of the information specified in Item 14(c). In addition, because PIF (as the acquiring Company in the Second Merger) is a BDC, Schedule 14A also requires PIF to provide the information specified in Item 14(d) instead of the information specified in Item 14(c).

Because of the type of transaction contemplated, the Company is not required to provide any information about the parties to the transaction specified in Item 14(c). General Instruction 2(a) to Item 14 states that where the only consideration offered to security holders is cash, “the information required by paragraph (c)(1) of this Item 14 for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).” In connection with the First Merger, the only consideration being offered to the Company’s stockholders is a cash payment equivalent to the SLIC Per Share NAV. As such, the financial information required by paragraph (c)(1) is not required for the First Merger.

In addition, the Company supplementally submits that it does not believe the financial statements of Merger Sub, as the acquiring company in the First Merger, are material to an informed voting decision of the Company’s stockholders because, as noted above, Merger Sub exists solely for the purpose of effecting the First Merger and has no assets or liabilities.

Following the First Merger, all shares of SLIC Common Stock held prior to the Merger will no longer be outstanding and will be cancelled and cease to exist as of the First Effective Time. Therefore, the stockholders of the Company will not have any interest in SLIC or PIF following the First Merger. As such, including financial statements for either SLIC or PIF would not be useful for the Company’s stockholders in connection with the Second Merger as the only right remaining for the Company’s stockholders is the right to receive the cash consideration for their shares in connection with the First Merger.

June 24, 2024 Page 4

Instruction (2)(b)(ii) to Item 14 notes that the information in paragraph (c)(2) of Item 14 need not be provided for the target company where only the security holders of the target company are voting, as is the case in both the First Merger and the Second Merger. Therefore, because no financial information is required to be disclosed pursuant to Item 14(c) in connection with the First Merger or the Second Merger, there is no financial information required to be included under Item 14(d) instead of such information.

The Company supplementally notes that because the Company’s common stockholders of record will receive a cash payment that reflects the SLIC Per Share NAV and, following the Mergers, will not hold an investment in either the Company or PIF nor have any voting or other rights or interests with respect to the Company, Merger Sub or PIF, the Company believes the financial statements of the Company would not be useful to the Company’s stockholders in their voting decision. The Company supplementally notes that it believes that inclusion of such financial statements in the information circulated to its stockholders could create confusion for such stockholders by overstating the importance of the financial statements of PIF and of the Company.

The Company supplementally advises the Staff that financial information regarding PIF is not material to an informed voting decision of the Company’s stockholders. The “Selected Financial Information and Other Data of North Haven Private Income Fund LLC” section of the Preliminary Schedule 14A includes the net assets of PIF, which reflects PIF’s total members’ capital of approximately $2.7 billion and provides stockholders of the Company sufficient information to make a determination as to whether PIF has adequate financial resources to pay the SLIC Per Share NAV in cash, which is estimated to cost PIF approximately $561.4 million, inclusive of transaction related expenses, and is the only consideration that stockholders of the Company will receive in connection with the Mergers. The Company further notes that there are no financing contingencies with respect to the Mergers under the Merger Agreement.

June 24, 2024 Page 5

2.	In the “Questions and Answers About the Mergers” section, please provide additional detail regarding the expenses included in “transaction related expenses” in the answer to the question “How much will PIF pay for SLIC and how will PIF pay the SLIC Per Share NAV?”

Response:

As requested, the Company will revise the disclosure in the answer discussing transaction related expenses included in the “Questions and Answers About the Mergers” to include additional detail.

3.	Please include the disclosures required by Article 6-11 of Regulation S-X for the Mergers either in the Definitive Schedule 14A or in a Form 8-K.

Response:

The Company respectfully submits that the financial statements set forth in Rule 6-11 of Regulation S-X and supplemental financial information set forth in subsection (d) of Rule 6-11 of Regulation S-X are not required to be included in a transaction such as the Mergers.

As discussed in the response to Comment 1 above, financial statements of the Company, PIF and Merger Sub are not required to be included with respect to either the First or Second Merger pursuant to Item 14 of Schedule 14A because the proposed transaction is an all-cash merger whereby only the target company’s stockholders are voting.

Similarly, Item 13 of Schedule 14A requires inclusion of financial statements where action is to be taken with respect to matters specified in Item 11 or Item 12 of Schedule 14A. In the all-cash transaction contemplated by the Mergers, no action is being taken with respect to matters specified in Item 11 or Item 12 of Schedule 14A and, therefore, no financial statements are required pursuant to Item 13 of Schedule 14A.

With respect to the supplemental financial information described in Article 6-11(d) of Regulation S-X, the Company supplementally notes that its stockholders are only receiving cash consideration in exchange for their securities in the Company and therefore, there are no acquired fund and pro forma fees that are relevant to the Company’s stockholders, there is no material change in the Company’s investment portfolio due to investment restrictions and there are no differences in accounting policies of the Company as compared to PIF. As a result, there is no relevant disclosures under Article 6-11(d) of Regulation S-X that should be included in the Definitive Schedule 14A.

June 24, 2024 Page 6

The Company further advises the Staff that it has been informed by PIF no fee changes are contemplated by PIF with respect to the Mergers. The Company also respectfully advises the Staff that PIF has advised the Company that PIF’s acquisition of the Company’s investment portfolio in and of itself would not result in a material change to PIF’s investment portfolio. Finally, the Company has been advised by PIF that there are no differences in the accounting policies of PIF and the Company, each of which are disclosed in the companies’ respective filings with the SEC, and the Company supplementally notes that any differences in accounting policies would not be material to an informed voting decision by the stockholders of the Company who will receive only cash in the Mergers.

Nonetheless, the Company advises the Staff that PIF has advised the Company that PIF is evaluating whether any disclosures required by Article 6-11 of Regulation S-X would be useful to include in a Form 8-K to be filed in connection with the closing of the Mergers.

4.	Please supplementally advise the Staff what disclosures and/or unitholder notifications related to the Mergers will be provided to the unitholders of North Haven Private Income Fund LLC.

Response:

As requested, the Company supplementally advises the Staff that PIF filed an investor presentation related to the proposed Mergers and issued a joint press release with the Company, each of which was included as an exhibit to a Current Report on Form 8-K filed by PIF on May 28, 2024. The Company further supplementally advises the Staff that PIF has advised the Company that PIF has not disseminated additional information to its unitholders subsequent to the filing referenced in the prior sentence.

Legal Comments

5.	Please include disclosure in the beginning of the Definitive Schedule 14A to clarify who is making the solicitation. See Item 4(a) of Schedule 14A.

Response:

As requested, the Company will revise the disclosure in the Definitive Schedule 14A to clarify that the Board of Directors of SLIC is making the solicitation.

June 24, 2024 Page 7

6.	On page 1 of the Preliminary Schedule 14A, under the question titled “What do I need to do now,” consider bolding the sentence that states “[u]nder the terms of the Consent, your consent to the Merger Proposal once given is irrevocable.”

Response:

As requested, the Company will bold the sentence cited in the Staff’s comment in the Definitive Schedule 14A.

7.	On page 1, under the question titled “[a]m I entitled to appraisal rights under the DGCL,” the disclosure states that “[i]f the Merger is consummated, SLIC stockholders (including beneficial owners of shares) who do not consent to (pursuant to Section 228 of the DGCL) or vote in favor of the adoption of the Merger Agreement … will be entitled to seek appraisal of their shares in connection with the First Merger under Section 262 of the DGCL ….” Please clarify this disclosure given that the written consent of the Company’s shareholders for the Mergers must be unanimous.

Response:

As requested, the Company will revise the disclosure in the Definitive Schedule 14A to clarify that if the Merger Agreement is adopted by unanimous written consent in the form attached to the Definitive Schedule 14A, then no holders of SLIC Common Stock will be entitled to appraisal rights in connection with the Mergers.

8.	On page 10, if applicable, please briefly describe any substantial interest in the Mergers, direct or indirect, by security holdings or otherwise, of each person who has been a director or executive officer of the Company since the beginning of the last fiscal year. See Item 5(a)(1) of Schedule 14A.

Response:

The Company respectfully submits that no person who has been a director or executive officer of the Company since the beginning of the Company’s last fiscal year has any substantial interest, direct or indirect, in the Mergers, including any interest that requires disclosure under Item 5(a)(1) of Schedule 14A.

June 24, 2024 Page 8

9.	On page 12 of the Preliminary Schedule 14A, the disclosure states that “[c]ertain conditions to PIF’s and SLIC’s obligations to complete the Mergers may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of PIF and SLIC.” Please consider briefly describing the conditions.

Response:

As requested, the Company will revise the disclosure in the Definitive Schedule 14A in response to the Staff’s comment as follows (with the revised language shown in bold/italics):

Certain conditions to PIF’s and SLIC’s obligations to complete the Mergers may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of PIF and SLIC. For example, to the extent legally allowed, conditions regarding the accuracy of each of PIF and SLIC’s representations and warranties as of the Closing Date, performance of each of PIF, SLIC and Merger Sub’s obligations under the Merger Agreement and receipt of a certificate from their respective officers regarding performance of their respective obligations under the Merger Agreement, absence of a PIF Material Adverse Effect and SLIC Material Adverse Effect and certain other conditions related to the absence of court orders, regulatory and other approvals and litigation regarding the Mergers may be waived, as described in further detail under “Description of the Merger Agreement — Conditions to Closing the Mergers.” In the event that any such waiver does not require re-solicitation of stockholders, the parties to the Merger Agreement will have the discretion to complete the Mergers without seeking further stockholder approval. The conditions requiring the Merger Proposal be approved by SLIC’s stockholders, however, cannot be waived.

10.	On pages 22-23 of the Preliminary Schedule 14A, the disclosure states “KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the SLIC Per Share NAV Consideration in the transaction to the holders of SLIC Common Stock, collectively as a group, without regard to any potentially disparate treatment that the selling stockholder of the Purchased Shares may receive pursuant to the Securities Purchase Agreement ….” Please supplementally explain to the Staff what sort of disparate treatment a selling stockholder may receive.

Response:

The Company supplementally advises the Staff that the Securities Purchase Agreement does not provide for any disparate treatment to the selling stockholder of the Purchased Shares and that the Company does not believe that the selling stockholder is receiving any disparate treatment. The Company supplementally advises the Staff that the consideration paid to the selling stockholder under the Securities Purchase Agreement will be paid at the same time as payment is made to the holders of SLIC Common Stock pursuant to the Merger Agreement. Furthermore, the Securities Purchase Agreement provides that the per share consideration to be received by the selling stockholder is calculated in the same manner as under the Merger Agreement.

June 24, 2024 Page 9

11.	On page 29 of the Preliminary Schedule 14A, the disclosure states “KBW and its affiliates may from time to time purchase securities from, and sell securities to, SLIC and PIF.” Please supplementally explain to the Staff whether KBW or its affiliates have purchased securities from or sold securities to the Company or PIF since KBW was retained to provide the fairness opinion.

Response:

The Company confirms to the Staff that neither KBW nor its controlled affiliates have purchased securities from or sold securities to the Company or PIF since KBW was retained to provide the fairness opinion.

12.	Page 49 of the Preliminary Schedule 14A describes the circumstances in which the Company must pay (subject to applicable law) certain out-of-pocket costs and expenses incurred by PIF if the Merger Agreement is terminated. The Staff advises the Company that any attempt to seek the termination payment discussed in this section would be a violation of Section 17(d) and Rule 17d-1 under the 1940 Act. The Staff also advises the Company that with respect to any future merger, entry into an agreement providing for the payment of a termination fee to an entity that would be an affiliated person or principal underwriter referenced in Rule 17d-1(a) in connection with a merger by a registered investment company or a company that has elected to be regulated as a BDC would be a violation of Section 17(d) and Rule 17d-1 under the 1940 Act at the time the agreement is made.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully submits that it does not believe that the reimbursement by a third-party not affiliated with either SLIC, PIF, or the Adviser, of out-of-pocket expenses paid to other unaffiliated third-parties as contemplated by Section 9.2 of the Merger Agreement would be a transaction prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, made applicable to BDCs by Section 57(i) of the 1940 Act, nor that entry into an agreement providing for such reimbursement by an unaffiliated third party of such third-party expenses would be a violation of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. The Company respectfully submits that the expense reimbursement provision in Section 9.2 of the Merger Agreement would not involve the type of overreaching and unfair dealing in connection with joint transactions involving a BDC and its close affiliates, particularly with respect to the use of a BDC’s assets to benefit an affiliate, that Section 57(a)(4) and Rule 17d-1 are designed to address. The expense reimbursement provision in Section 9.2 instead involves the reimbursement of third-party expenses that would otherwise be born by the stockholders of PIF in the event that one of the parties exercise its right to terminate the Merger Agreement as a result of SLIC receiving a superior proposal from an unaffiliated, third-party acquirer.

June 24, 2024 Page 10

The Company respectfully submits that the only transaction between affiliated parties is the Merger Agreement, which complies with the requirements of Rule 17a-8 under the 1940 Act. The Company respectfully submits that, like the many other provisions set forth in the Merger Agreement, the third-party expense reimbursement provision is an integral part of the negotiated terms of the Merger Agreement and should be viewed as part of the Merger Agreement and covered by Rule 17a-8, not as a separate transaction. An integral term of the Merger Agreement is that the Merger Agreement can be terminated by one BDC or the other, which is favorable to equity holders of each BDC, subject to the termination conditions being satisfied. One of the conditions to termination of the Merger Agreement in any situation in which the expense reimbursement provision would apply is that SLIC must have received a superior third-party proposal to be acquired, and another is that the third-party acquirer has agreed to reimburse PIF and, by extension the PIF unitholders, for PIF’s third-party expenses. The termination provision as well as the expense reimbursement provision should be viewed in the same manner as any of the other conditions or requirements of the Merger Agreement, which are designed to benefit the equityholders of each BDC. Elimination of a third-party expense reimbursement provision would potentially prevent parties to a merger agreement from including termination provisions for a third-party superior proposal, which would be to the detriment of the BDC’s equityholders. The Company respectfully submits that the expense reimbursement provision is not a penalty intended to deter potential third-party acquirers from seeking to acquire SLIC but is instead intended to protect the equityholders of PIF from the out-of-pocket expenses incurred in negotiating and entering into the Merger Agreement where such equityholders do not receive the benefits of such Merger Agreement as the result of a third-party acquirer. Because the expense reimbursement provision is an integral part of the Merger Agreement, Rule 17a-8 already provides an exemption to the extent that an exemption were deemed necessary.

June 24, 2024 Page 11

Nonetheless, in the interest of expediency, the Company will include disclosure in the Definitive Schedule 14A that it has been advised by PIF that PIF will waive its right to seek reimbursement from a third-party acquirer for out-of-pocket expenses incurred by PIF as permitted by Section 9.2 of the Merger Agreement if the Merger Agreement is terminated under the circumstances described in the Definitive Schedule 14A and the Merger Agreement attached as Annex A thereto.

Following discussions with the Staff, the Staff issued the following additional comments:

- Please be advised that the Staff hereby informs you of the view that expense reimbursement provision in the Merger Agreement is not permitted under Rule 17d-1 of the 1940 Act.

- With respect to your draft response to comment #12, the Staff advises you that any attempt to seek payment of the expense reimbursement provision would be evidence that the expense reimbursement provision is in fact still in place and would be a violation of Section 17(d) and Rule 17d-1 under the 1940 Act. The Staff also advises you that with respect to any future merger, entry into an agreement providing for the payment of a termination fee or expense reimbursement provision to an entity that would be an affiliated person or principal underwriter referenced in Rule 17d-1(a) in connection with a merger by a registered investment company or a company that has elected to be regulated as a business development company would be a violation of Section 17(d) and Rule 17d-1 under the 1940 Act at the time the agreement is made.

13.	The Staff notes that the table on page 96 of the Preliminary Schedule 14A refers to the expiration of certain directors’ terms in 2024. Please revise the table to disclose the correct expiration of those directors’ terms.

Response:

As requested, the Company will revise the disclosure in the table on page 96 to reflect the results of the Company’s annual meeting held on June 3, 2024 and update the expiration of terms for those directors who were re-elected for a three-year term at such meeting.

June 24, 2024 Page 12

14.	Please confirm whether the disclosure on page 115 in the section titled “Business of SL Investment Corp.—Allocation of Investment Opportunities and Potential Conflicts of Interest; Co-Investment Opportunities” of the Preliminary Schedule 14A should include the following statement, which is included in the comparable disclosure for PIF: “For the avoidance of doubt, PIF is not a subsidiary of or consolidated with Morgan Stanely. Furthermore, Morgan Stanley has no obligation, contractual or otherwise, to financially support PIF. Morgan Stanley has no history of financially supporting any of the BDCs on the MS Private Credit platform, even during periods of financial distress.”

Response:

The Company supplementally advises the Staff that the disclosure cited in the Staff’s comment is applicable for SLIC and that it will revise the disclosure cited in the Staff’s comment in the Definitive Schedule 14A to include the cited disclosure.

* * * * * *

June 24, 2024 Page 13

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, SL Investment Corp.
Orit Mizrachi, SL Investment Corp.
David Pessah, SL Investment Corp.
Thomas J. Friedmann, Dechert LLP
William J. Bielefeld, Dechert LLP
Jonathan H. Gaines, Dechert LLP